HALTON UNIVERSAL BRANDS

7473 W. Lake Mead Blvd, Suite 100

Las Vegas, NV 89128

Phone: (702) 224 - 2286

U.S. Securities & Exchange Commission                                                January 7, 2014

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Ms. Kristina Aberg, Attorney-Advisor

Re:        Halton Universal Brands Inc.

              Amendment No.1 to Registration Statement on Form S-1

              Filed December 12, 2013

              File No. 333-192156

Dear Ms. Aberg:

Further to your letter dated January 3, 2014 concerning the deficiencies in our registration statement on Form S-1/A, we provide the following responses:

Prospectus Cover Page

1.       We note you have deleted language on the prospectus cover page regarding the fact that you do not intend to place funds into escrow until the minimum offering amount is met. Please note that as this is a best efforts minimum/maximum offering, you are required to include information about any escrow arrangement or lack thereof on the prospectus cover page. Please revise the cover page accordingly. Refer to Item 501(b)(8)(iii) of Regulation S-K.

We have revised the cover page as required.

Use of Proceeds, page 14

2.       We note your disclosure on page 14 that you will have $192,754 in net proceeds if only 50% of the offering amount is raised. We also note your disclosure on page 15, breaking out your use of proceeds in the event that you obtain $197,254 in net proceeds, assuming that 50% of the offering amount is raised. Please reconcile the amount in your disclosure.

We have reconciled the amount of net proceeds.

3.       We note your response to comment 8 of our letter dated December 4, 2013. Please revise your footnote disclosure on page 15 to state that you intend to pay your officers and directors for past consulting services only in the event that 50% or more of the offering amount is raised.

We have revised our disclosure as required.

Results of Operations, page 20

4.       We note your response to prior comment 13. Please explain why your sole officers and directors are compensated pursuant to consulting agreements, as opposed to employment agreements, and tell us if there are any legal ramifications with Ms. Shmarihina and Mr. Averchenko being consultants rather than employees of the company.

We have considered all relevant information that provides evidence of the degree of control and independence of our directors and followed the IRS guidelines in determining the correct employment relationship of our directors as independent consultants. The IRS has provided in IRS Revenue Ruling 87-41 a list of 20 common law factors to assist in determining if the service provider is an employee or an independent contractor.

The status of our workers may be reviewed by the IRS. If we have unintentionally made a misclassification error in determining of our executive officers status, we may be subject to penalties for not withholding federal taxes.

20 RULE TEST

1. An employee is required to comply with instructions about when, where, and how to work. The employer's right to instruct, not the exercise of that right, is the key. Instruction may be oral or in written procedures or manuals.

An independent contractor is hired to provide goods or services and is not instructed in great detail about how to provide the goods or services.

Our directors are not instructed in great detail about how to provide services.

2. An employee is usually trained by one of the institution's experienced employees. Training indicates that the employer wants the services performed in a certain manner.

An independent contractor ordinarily uses his or her own methods, is hired for his or her expertise, and receives no training from the institution that purchases services.

Our directors were hired for their expertise and were not provided training by the Company.

3. An employee's services are usually integrated into business operations, generally showing that direction and control are being exercised. Integration of services into the business operation occurs when the success or continuation of a business depends to an appreciable degree on the performance of services that are difficult to separate from the business operation.

An independent contractor's services can usually stand alone and are not integrated into business operations.

Our directors provide services independently and do not follow directions or are controlled in performing their duties.

4. An employee is hired to render services personally. If the employer is interested in who does the job as well as in getting the job done, it indicates that the employer is concerned about the methods used as well as the results of services performed.

An independent contractor is hired to provide a service and often the employer does not care who performs that job.

Our directors provide services on their own discretion and the Company has no influence on the methods used by directors as long as the services satisfy the Company’s objectives.

5. An employee has little control over the hiring, supervising, and payment of assistants. Such action by an employer generally shows control over people on the job with whom assistants work.

An independent contractor will hire, supervise, and pay other workers under a contract in which he or she agrees to provide materials labor and is responsible for the attainment of a given result.

Our directors have freedom of hiring, supervising and paying assistants at their own discretion.

      6.  An employee normally has a continuing relationship with the person for whom services are performed. Services may be continuing even though they are performed at irregular intervals, on a part-time basis, seasonally, or over a short term.

An independent contractor has a defined relationship that typically ends when the services are completed.

Our directors have a defined relationship stipulated in their Consulting Agreements that clearly indicates end of the services.

7. An employee has set hours of work established by the employer, indicative of control. Such a condition bars the worker from allocating time to other work, which is a right of an independent contractor.

An independent contractor tends to establish time use as a matter of right.

Our directors establish time use at their own discretion.

8. An employee usually devotes full time to the business of the employer. Full time does not necessarily mean an eight-hour day or five-day week. Its meaning varies depending on the intent of the parties.

An independent contractor is free to work when, for whom, and for as many employers as desired.

Our directors each commit between 20% and 25% of their time to our business in their capacities as officers and directors and are involved in other businesses.

9. An employee typically does his or her work on the employer's premises which implies control, especially if the work could be performed elsewhere. Someone who works in the employer's place of business is at least physically within the employer's direction and supervision. However, performance of work off-site does not, of itself, mean that no right to control exists.

An independent contractor usually does work that can be completed on or off the employer's premises.

Our directors work at premises of their choice at their own discretion.

10. An employee often must perform services in a prescribed sequence, which shows a level of employer control. Here, too, the right to set the sequence, not the exercise of that right, is the key.

An independent contractor normally is free to perform services in any manner that produces desired results.

 Our directors are free in their choice on how to perform services that produce desired results.

11. An employee submits or provides regular written or oral reports that indicate employer control.

An independent contractor submits reports as specified by the contract and may provide them in the broadest of terms and with less frequency than an employee would.

Our directors do not provide regular written or oral reports.

12. An employee is usually paid for work by the hour, week, or month. The guarantee of a minimum salary or the granting of a drawing account at stated intervals with no requirement for repayment of the excess over earnings tends to indicate the existence of an employer-employee relationship.

An independent contractor is customarily paid by the job in a lump sum or on a commission basis.

Our directors are paid in accordance with consulting agreements.

13. An employee is reimbursed or paid by the employer for business and traveling expenses, a factor that indicates control over the worker.

An independent contractor is paid on a job basis and normally has to assume all expenses except those specified by contract.

Our directors are not reimbursed for any business and traveling expenses other than payments made on behalf of the company, e.g. filing fees, registered agent fees, etc.

14. An employee usually is furnished by the employer with any tools and materials needed, which is indicative of employer control over the worker. In some jobs employees customarily use their own hand tools.

An independent contractor supplies the tools and equipment.

Our directors were not provided with tools and equipment and use their own computer equipment and business software in providing consulting services.

15. An employee normally does not have a significant investment in the facilities used in the job.

An independent contractor often has a significant investment in facilities used in performing services. Facilities generally include equipment or premises necessary for the work, but not such items as tools, instruments, and clothing that are provided by employees as a common practice in their trade.

Our directors invested in their own computer equipment and software that was used in performing services.

16. An employee usually does not realize a profit or suffer a loss as a result of the service provided.

An independent contractor is in a position to realize a profit or suffer a loss as a result of services provided.

Our directors are in a position to realize the profit or loss as a result of services provided to the Company. Their performance has a direct impact on the results of the Company’s operations.

17. An employee tends to work exclusively for one employer.

An independent contractor normally works for more than one employer at the same time.

Our directors are involved with other private businesses in capacities of executive officers and each commit between 20% and 25% of their time to our business in their capacities of executive officers as well.

18. An employee usually does not make services available to the general public.

An independent contractor makes services available to the general public. "Making services available" may include hanging out a shingle, holding a business license, and having advertising and telephone directory listings.

Our directors provide consulting services to other businesses and are not constrained in providing services solely for our Company.

19. An employee is subject to discharge, showing that control is exercised. Limitation of the right to discharge under a collective bargaining agreement does not detract from the existence of an employer-employee relationship.

An independent contractor cannot be fired so long as results produced measure up to contract specifications.

Our directors cannot be fired as long as results produced measure up to contract specifications.

20. An employee has the right to end the employment relationship at any time without incurring liability.

An independent contractor usually agrees to complete a specific job and is responsible for its satisfactory completion or is legally obligated to make good for failure to complete the job.

Our directors are obligated to fulfill their duties under consulting agreements and are responsible for their satisfactory completion.

Summary Compensation Table, page 29

5.    We note your response to prior comment 24 and your revised disclosure. Please revise your disclosure to include a narrative summary describing the consulting services provided by E. Popoff to the Company in both 2012 and 2013. Refer to Item 402(o) of Regulation S-K. In addition, please disclose E. Popoff’s full name and the date his employment with you terminated.

            We have revised our disclosure as required.

Yours truly,

/s/ Elena Shmarihina

Elena Shmarihina

President